EXHIBIT 99.1

IMPORTANT REMINDER TO REGISTERED SHAREHOLDERS

YOUR VOTE COUNTS. VOTE TODAY! If you have not already voted, please complete the enclosed proxy form.*

Dear Shareholder:

Time is running out to submit your voting instructions for our annual general shareholder meeting, to be held on Thursday, May 9, 2013. A duplicate proxy form is enclosed for your convenience. Your vote matters. Please do not delay.

Choose one of the following options to vote your shares. To have your vote counted, it must be received by 4:45 p.m. (Eastern time) on Wednesday, May 8, 2013.

ON THE INTERNET
Go to www.proxypush.ca/bce and follow the instructions on the screen. You will need your 12-digit control number. You will find this number on the information sheet attached to your proxy form.

BY TELEPHONE
Call 1-866-390-6280 (toll-free in Canada and the United States) or 514-317-2868 (International Direct Dial). You will need your 12-digit control number. You will find this number on the information sheet attached to your proxy form.

BY FAX
Complete pages 1 and 2, sign and date your proxy form, and send both pages (in one transmission) by fax to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).

BY MAIL
Detach the proxy form from the information sheet, complete pages 1 and 2, sign and date your proxy form, and return it in the envelope provided.

* If you have already voted, thank you and please disregard this notice.

If you have any questions, call our proxy solicitation agent, CST Phoenix Advisors at 1-866-822-1244.